Exhibit 12.1

Newfield Exploration Company
Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss) to Fixed Charges Plus Preferred Dividends
(Amounts in millions of dollars)

	For the Six Months Ended		Year Ended December 31,
	06/30/14		2013		2012	2011		2010		2009
Earnings:
Pre-tax income (loss) from continuing operations	$ 10		$ 170		$(1,413)	$ 619		$ 656		$(1,033)
Fixed Charges:
Interest expense, including debt issue amortization	$ 76		$ 152		$ 137	$ 93		$ 98		$ 75
Capitalized interest	26		53		68	82		58		51
Interest portion of rent expense (2)	3		7		6	5		4		3
Total fixed charges before preferred dividend requirements	105		212		211	180		160		129
Preferred dividend requirements	-		-		-	-		-		-
Total fixed charges and preferred dividend requirements	$ 105		$ 212		$ 211	$ 180		$ 160		$ 129

Earnings (loss) before fixed charges (excludes capitalized interest) and preferred dividends	$ 92		$ 333		$ (1,270)	$ 721		$ 760		$(955)

Earnings (loss) before fixed charges (excludes capitalized interest)	$ 92		$ 333		$ (1,270)	$ 721		$ 760		$(955)

Ratio of earnings (loss) to fixed charges	0.9	x	1.6	x	- (1)	4.0	x	4.7	x	-	(1)

Ratio of earnings (loss) to fixed charges plus preferred dividends	0.9	x	1.6	x	- (1)	4.0	x	4.7	x	-	(1)

(1)  Earnings for 2009 and 2012 were insufficient to cover fixed charges by $1.1 billion and $1.5 billion, respectively, due to non-cash charges of $1.3 billion and $1.5 billion, respectively, associated with ceiling test writedowns in the respective periods.

(2) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.